SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 8-A/A
AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AdvancePCS
(formerly known as Advance Paradigm, Inc.)
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	75-2493381 (IRS Employer Identification No.)

5215 North O’Connor Boulevard
Suite 1600
Irving, Texas 75039
(Address and Zip Code of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, par value $0.01 (Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

      AdvancePCS (formerly known as Advance Paradigm, Inc.) is amending and restating its Registration Statement on Form 8-A relating to the common stock of AdvancePCS filed with the Securities and Exchange Commission on September 30, 1996 in order to describe its Class A common stock.

      On December 8, 2000, AdvancePCS filed a Second Amended and Restated Certificate of Incorporation, or the certificate, with the Secretary of State of the State of Delaware. The certificate, among other things, created classes of common stock designated Class A, Class B-1 and Class B-2 common stock. The common stock previously registered in our Registration Statement on Form 8-A became Class A common stock, as described more fully below.

Item 1. Description of Securities to be Registered.

      We have attached to this Form 8-A/A as Exhibit 3.1 our Second Amended and Restated Certificate of Incorporation and as Exhibit 3.2 our Second Amended and Restated Bylaws. The discussion below is not a complete description of the terms of the Class A common stock, so you should read it together with our certificate and our bylaws.

Class A Common Stock

      Our board of directors has the authority to issue up to 100,000,000 shares of common stock, consisting of:

•	86,250,000 shares of Class A common stock, par value $.01 per share;
•	7,500,000 shares of Class B-1 common stock, par value $.01 per share; and
•	6,250,000 shares of Class B-2 common stock, par value $.01 per share.

      As of December 12, 2000, 29,790,422 shares of our Class A common stock were outstanding. The following discussion summarizes the important terms of our Class A common stock.

      Voting Rights.

      General. Except as described below or as required by law, each outstanding share of our common stock entitles the holder to one vote on all matters requiring stockholder action as follows:

•	each outstanding share of Class A common stock entitles the holder to one vote on each matter submitted to our stockholders for their vote; and

•	each share of Class B-1 and Class B-2 common stock entitles the holder thereof to vote as a single class with the Class A common stock on an “as-if-converted” basis.

Notwithstanding the foregoing, unless otherwise required by law:

•	except as set forth below under the headings “Matters Subject to Approval of Holders of Class B Common Stock” and “Mergers, Consolidations and Changes of

Control” with respect to holders of Class B common stock, holders of common stock are not entitled to vote on any amendment to our certificate (or on any amendment to a certificate of designations of any series of preferred stock) that only alters or changes the powers, preferences, rights or other terms of one or more outstanding series or class of preferred stock if the holders of the series or class of preferred stock being affected are entitled to vote or consent, either separately or together with the holders of one or more other series or classes of preferred stock, on such amendment pursuant to our certificate or a certificate of designations of any series of preferred stock or the Delaware General Corporation Law;

•	holders of Class A common stock are not entitled to vote on any matter submitted to a vote of the holders of Class B-1 and Class B-2 common stock relating to matters described below under the headings “Matters Subject to Approval of Holders of Class B Common Stock” and “Mergers, Consolidations and Changes of Control”;

•	holders of Class A, Class B-1 and Class B-2 common stock are entitled to vote for directors only as set forth below; and

•	holders of common stock, as such, are not entitled to vote on or consent to any matter submitted to a vote of any series of preferred stock in which the holders of the series of preferred stock, either separately or together with any other series of preferred stock, are entitled to vote pursuant to our certificate or a certificate of designations of a series of preferred stock, unless otherwise provided in such certificate of designations.

      Matters Subject to Approval of Holders of Class B Common Stock. In addition to any other voting rights provided in our certificate or required by law, the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Class B-1 and Class B-2 common stock, voting or consenting, together as a separate class is required for us to:

•	amend or repeal any provision of, or add any provision to, our certificate or bylaws that adversely affects the powers, rights or preferences, including the conversion rights or voting rights, of the shares of Class B-1 or Class B-2 common stock;

•	amend or repeal any provision of, or add any provision to, the Series A-1 or Series A-2 certificates of designations;

•	authorize the issuance of or issue any additional shares of Class B-1 or Class B-2 common stock, other than upon the conversion of our Series A-1 11% Preferred Stock and Series A-2 11% Preferred Stock, or pursuant to certain provisions set forth in our certificate;

•	incur, or permit any of our subsidiaries to incur, any indebtedness, other than any indebtedness under the senior credit facility or the senior subordinated notes, that would result in us having an interest coverage ratio of less than 1.50:1.00, provided that such incurrence does not constitute a violation of this clause unless the indebtedness incurred remains outstanding for at least 30 consecutive days following the initial incurrence;

•	voluntarily file for our bankruptcy, liquidation, dissolution or winding up;

•	increase the number of directors to more than eleven, unless pursuant to our certificate:

	—	the holders of Class B-1 common stock are entitled to elect an additional Class B-1 director;

	—	the holders of Class B-2 common stock are entitled to elect an additional Class B-2 director;

	—	the holders of Series A-2 preferred stock are entitled to elect an additional Class B-2 director pursuant to the Series A-2 certificate of designations, in which case the number of directors may be increased by the number of such additional directors as provided in our certificate; or

	—	such increase is otherwise permitted in our certificate;

•	have less than three employees or officers of us or our subsidiaries serve as directors (and in the event of any vacancy resulting from the death, disability, resignation, disqualification or removal of such a director, not have another employee or officer promptly elected or appointed as a director to fill such vacancy) as provided in our certificate;

•	modify or repeal any of the provisions of our bylaws:

	—	requiring that our board of directors meet no less frequently than once in every calendar quarter;

	—	requiring that each committee of the board of directors (including any audit or compensation committee, but excluding any nominating committees for the nomination of directors) have, as members, a proportional number of Class B-1 directors and Class B-2 directors, as a group in relation to the total number of directors, unless (1) such representation is prohibited by applicable law or rules of the Nasdaq National Market or such other national securities exchange upon which our securities may be listed for trading from time to time, in which case such committees will have, as members, the maximum number of Class B-1 directors and Class B-2 directors permitted by applicable law and rules of the Nasdaq National Market or such other national securities exchange, or (2) the Class B-1 directors and Class B-2 directors elect not to serve on any such committee; or

	—	relating to the number, election, powers or rights of Class B-1 directors, Class B-2 directors or directors who are not Class B-1 or Class B-2 directors;

•	enter into any agreement with any of our affiliates, other than our subsidiaries, involving amounts in excess of $5 million.

      Mergers, Consolidations and Changes of Control. Provided the number of outstanding shares of Class B-1 and Class B-2 common stock plus the number of shares of Class B-1 and Class B-2 common stock issuable upon conversion of the Series A preferred stock is equal to or greater than 25% of the total number of shares of Class B-1 and Class B-2 common stock that would have been issuable October 2, 2000 if the Series A-1, Series A-2 and Series B preferred stock were convertible on that date, and equal to or greater than 5% of the total issued and outstanding shares of common stock (on a fully diluted basis), in addition to any other voting rights provided in our certificate or required by law, the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Class B-1 and Class B-2 common stock voting or consenting, together as a separate class, is required for us to undertake, effect or consummate any transaction or series of transactions:

•	involving our consolidation with or merger into another corporation, if we are not the surviving corporation, or if in connection with the consolidation or merger, our common stock is exchanged for stock or securities of some other person or if we transfer or sell all or substantially all of our assets;

•	involving our merger or consolidation with or into any Person, other than a merger or consolidation which would result in our voting stock outstanding immediately prior to such merger or consolidation continuing to represent more than 50% of the combined voting power of our voting stock or the surviving entity or parent thereof outstanding immediately after such merger or consolidation; or

•	through which we cause a change of control to be effected.

      Nomination and Election of Directors. The right of the holders of the Class A common stock to elect members of our board of directors depends on the class of directors being elected.

•	Class A directors: Our nominees for Class A directors standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A and Class C directors then in office. The Class A directors will then be elected by plurality vote of the holders of Class A common stock;

•	Class B-1 directors: Holders of Class A common stock have no right to participate in the election of the Class B-1 directors;

•	Class B-2 directors: Holders of Class A common stock have no right to participate in the election of the Class B-2 directors;

•	Class C directors: Our nominees for Class C directors standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A and Class C directors then in office. The Class C directors will then be elected by plurality vote of the holders of Class A common stock; and

•	Class D director: Our nominee for Class D director standing for election at an annual meeting of stockholders will be nominated by a majority of the Class A directors then in office and approved by all the Class B directors then in office, such approval not to be unreasonably withheld. The Class D director will then be elected by plurality vote of the holders of Class A, Class B-1 and Class B-2 common stock, voting together as a single class.

      Dividends and Distributions. Subject to the rights of holders of preferred stock, holders of Class A common stock will be entitled to receive dividends and other distributions in cash, stock or property as determined by our board of directors from time to time. The holders of Class A, Class B-1 and Class B-2 common stock are entitled to receive, and generally to share equally and ratably, such dividends. However, if dividends are payable in shares of Class A common stock, Class B-1 common stock or Class B-2 common stock, the dividends will be declared at the same rate on each class of stock, and the dividends payable to holders of Class A common stock will be paid in Class A common stock, the dividends payable to holders of Class B-1 common stock will be paid in Class B-1 common stock and the dividends payable to holders of Class B-2 common stock will be paid in Class B-2 common stock.

      Liquidation Rights. Upon our voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of all our debts and other liabilities and distribution in full of preferential amounts, if any, to be distributed to the holders of preferred stock or any other class or series of stock having a preference as to liquidating distributions over the common stock, the holders of Class A, Class B-1 and Class B-2 common stock will be entitled to share equally, on a share for share basis, in our remaining net assets.

      Other. Our Class A common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of Class A common stock are fully paid and nonassessable.

Anti-takeover Effects of Provisions of our Certificate, Bylaws and Delaware Law

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

      In addition, various provisions of our certificate and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy fight or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

      Classification of the Board of Directors. Our certificate provides that our directors are divided into three classes serving three year terms. However, our certificate also provides that any director or the entire board of directors may be removed without cause by the holders of at least a majority of the votes represented by the shares entitled to vote in the election of such director.

      Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations as may be imposed by the securities exchange or quotation system on which the shares are listed. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

      Director Qualifications. Our certificate and bylaws establish certain qualifications for our Class A and Class C directors. Our Class A directors must be officers or employees of us or our subsidiaries, and our Class C directors must be “independent” within the meaning of the rules of the Nasdaq National Market. Any nominees by a stockholder seeking to replace incumbent Class A or Class C directors would be required to meet these qualifications.

      Limitation on Size of Board. Our certificate generally limits the size of our board of directors to 11. This limitation could prevent a stockholder from obtaining majority representation on our board by enlarging the board and filling the new directorships with its own nominees.

      Terms of Preferred Stock and Class B Common Stock. The terms of our outstanding Series A-1 and Series A-2 preferred stock and our Class B common stock may have anti-takeover effects. For example, the holders of such preferred stock and Class B common stock are entitled to designate four of our 11 directors. In addition, we cannot take certain actions such as a merger, consolidation or other business combination or any sale of all or substantially all of our assets or other transaction through which we cause a change in control to be effected without the approval or consent of the holders of the Series A-1 and Series A-2 preferred stock and Class B common stock.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of AdvancePCS (filed as Exhibit 99.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2000 and incorporated herein by reference).

3.2	Second Amended and Restated Bylaws of AdvancePCS (filed as Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference).

4.1*	Specimen Certificate for shares of Class A common stock of AdvancePCS.

4.2	Stockholders’ Agreement dated as of October 2, 2000 by and among AdvancePCS, Rite Aid Corporation, Joseph Littlejohn & Levy Fund III, L.P. and various other investors named therein (filed as Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference).

*	Filed herewith.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

ADVANCEPCS

By:	/s/ T. Danny Phillips
Name:	T. Danny Phillips
Title:	Chief Financial Officer and Executive Vice President

Dated: December 14, 2000

INDEX TO EXHIBITS

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of AdvancePCS (filed as Exhibit 99.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2000 and incorporated herein by reference).

3.2	Second Amended and Restated Bylaws of AdvancePCS (filed as Exhibit 3.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference).

4.1*	Specimen Certificate for shares of Class A common stock of AdvancePCS.

4.2	Stockholders’ Agreement dated as of October 2, 2000 by and among AdvancePCS, Rite Aid Corporation, Joseph Littlejohn & Levy Fund III, L.P. and various other investors named therein (filed as Exhibit 10.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2000 and incorporated herein by reference).

*	Filed herewith.